

Mail Stop 4631

March 8, 2018

Via E-mail
Mr. Mike Riccio, Sr. VP & Chief Financial Officer
La-Z-Boy Incorporated
One La-Z-Boy Drive
Monroe, MI 48162-5138

> **Re: La-Z-Boy Incorporated**
> **Form 10-K for the year ended April 29, 2017**
> **Filed June 20, 2017**
> **File No. 1-9656**

Dear Mr. Riccio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended April 29, 2017

Consolidated Financial Statements

Note 1: Accounting Policies, page 52
Indefinite-Lived Intangible Assets and Goodwill, page 53

1.   Please tell us what consideration you gave to ASC Topic 805-20-35-2 in your determination that the reacquired rights to own and operate La-Z-Boy Furniture Galleries stores are indefinite-lived intangible assets. In addition, please clarify why you appear to be amortizing these indefinite-lived intangible assets, as disclosed in note 6. If some of your reacquired rights have indefinite lives while others have finite lives, please present separate disclosures for those intangible assets subject to amortization and intangible assets not subject to amortization as required by ASC 350-30-50-1.

2.   Your disclosure indicates that the goodwill you recorded related to store acquisitions is assigned to reporting units based on geographic markets. Please revise future disclosures to identify your reporting units and, to the extent that a reporting unit is at risk of impairment, quantify the goodwill assigned to that reporting unit.

Note 16: Segment Information, page 69

3.   Please provide the disclosures required by ASC 280-10-50-21, including whether any operating segments have been aggregated. In this regard, please tell us whether the geographic regions in your retail segment are operating segments that have been aggregated into one reportable segment.

Note 19: Fair Value Measurements, page 85

4.   Please provide quantitative information about the significant unobservable inputs used to determine the fair value of your Level 3 assets in accordance with ASC 820-10-50-2bbb. In addition, please more fully explain to us how you determined the gain you recorded related to cost-basis preferred shares of a privately-held company during the first quarter of fiscal 2018.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3609 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction